UNITED STATES
SECURITY AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SP Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

78468K106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 78468K106

1	NAMES OF REPORTING PERSONS: Oppenheimer-Spence Financial Services Partnership L.P. Oppenheimer-Close International, Ltd. Oppvest, LLC Oppvest II, LLC Philip V. Oppenheimer Carl K. Oppenheimer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [ ]
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION:
  Oppenheimer-Spence Financial Services Partnership L.P. - Delaware
  Oppenheimer-Close International, Ltd. - Bermuda
  Oppvest, LLC - Delaware
  Oppvest II, LLC - Delaware
  Philip V. Oppenheimer - U.S. Citizen
  Carl K. Oppenheimer - U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
  Oppenheimer-Spence Financial Services Partnership L.P. - 92,374
  Oppenheimer-Close International, Ltd. - 7,500
  Oppvest, LLC* - 92,374
  Oppvest II, LLC* - 7,500
  Philip V. Oppenheimer* - 99,874
  Carl K. Oppenheimer* - 99,874

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of the 92,374 shares of the Issuer held by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of the 7,500 shares of the Issuer held by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 99,874 shares of the Issuer, which include the 92,374 shares held by Oppenheimer-Spence and the 7,500 shares held by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

6	SHARED VOTING POWER 0
7	SOLE DISPOSITIVE POWER
  Oppenheimer-Spence Financial Services Partnership L.P. - 92,374
  Oppenheimer-Close International, Ltd. - 7,500
  Oppvest, LLC* - 92,374
  Oppvest II, LLC* - 7,500
  Philip V. Oppenheimer* - 99,874
  Carl K. Oppenheimer* - 99,874

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of the 92,374 shares of the Issuer held by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of the 7,500 shares of the Issuer held by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 99,874 shares of the Issuer, which include the 92,374 shares held by Oppenheimer-Spence and the 7,500 shares held by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  Oppenheimer-Spence Financial Services Partnership L.P. - 92,374
  Oppenheimer-Close International, Ltd. - 7,500
  Oppvest, LLC* - 92,374
  Oppvest II, LLC* - 7,500
  Philip V. Oppenheimer* - 99,874
  Carl K. Oppenheimer* - 99,874

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of the 92,374 shares of the Issuer held by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of the 7,500 shares of the Issuer held by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 99,874 shares of the Issuer, which include the 92,374 shares held by Oppenheimer-Spence and the 7,500 shares held by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
  Oppenheimer-Spence Financial Services Partnership L.P. - 5.4%
  Oppenheimer-Close International, Ltd. - 0.4%
  Oppvest, LLC* - 5.4%
  Oppvest II, LLC* - 0.4%
  Philip V. Oppenheimer* - 5.8%
  Carl K. Oppenheimer* - 5.8%

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of the 5.4% of the Issuer’s Common Stock owned by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of the 0.4% of the Issuer’s Common Stock owned by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 5.8% of the Issuer’s Common Stock, which include the 5.4% owned by Oppenheimer-Spence and the 0.4% owned by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule13G.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  Oppenheimer-Spence Financial Services Partnership L.P. - PN
  Oppenheimer-Close International, Ltd. - FI
  Oppvest, LLC - OO (Limited Liability Company)
  Oppvest II, LLC - OO (Limited Liability Company)
  Philip V. Oppenheimer - IN
  Carl K. Oppenheimer - IN

SCHEDULE 13G

Item 1(a)
Name of Issuer.
SP Bancorp, Inc.
Item 1(b)
Address of Issuer’s Principal Executive Offices.
5224 W. Plano Parkway
Plano, TX 75093
Item 2(a)
Name of Person Filing.
  Oppenheimer-Spence Financial Services Partnership L.P.
  Oppenheimer-Close International, Ltd.
  Oppvest, LLC
  Oppvest II, LLC
  Philip V. Oppenheimer
  Carl K. Oppenheimer
Item 2(b)
Address of Principal Business Office or, if none, Residence.

119 West 57th Street, Suite 1515
New York, NY 10019
Item 2(c)
Citizenship.
  Oppenheimer-Spence Financial Services Partnership L.P., Oppvest, LLC and Oppvest II, LLC are all organized under Delaware law.
  Oppenheimer-Close International, Ltd. is organized under Bermuda law.
  Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer are both U.S. citizens.
Item 2(d)
Title of Class of Securities.

Common Stock, Par Value $0.10 Per Share
Item 2(e)
CUSIP Number.

78468K106
Item 3
This statement is not filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c).
Item 4
(a)
Ownership.
  Oppenheimer-Spence Financial Services Partnership L.P. - 92,374
  Oppenheimer-Close International, Ltd. - 7,500
  Oppvest, LLC* - 92,374
  Oppvest II, LLC* - 7,500
  Philip V. Oppenheimer* - 99,874
  Carl K. Oppenheimer* - 99,874

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of the 92,374 shares of the Issuer held by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of the 7,500 shares of the Issuer held by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 99,874 shares of the Issuer, which include the 92,374 shares held by Oppenheimer-Spence and the 7,500 shares held by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

(b)
Percent of Class:
  Oppenheimer-Spence Financial Services Partnership L.P. - 5.4%
  Oppenheimer-Close International, Ltd. - 0.4%
  Oppvest, LLC* - 5.4%
  Oppvest II, LLC* - 0.4%
  Philip V. Oppenheimer* - 5.8%
  Carl K. Oppenheimer* - 5.8%

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of the 5.4% of the Issuer’s Common Stock owned by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of the 0.4% of the Issuer’s Common Stock owned by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 5.8% of the Issuer’s Common Stock, which include the 5.4% owned by Oppenheimer-Spence and the 0.4% owned by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule13G.

(c)
Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:

  Oppenheimer-Spence Financial Services Partnership L.P. - 92,374
  Oppenheimer-Close International, Ltd. - 7,500
  Oppvest, LLC* - 92,374
  Oppvest II, LLC* - 7,500
  Philip V. Oppenheimer* - 99,874
  Carl K. Oppenheimer* - 99,874

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of the 92,374 shares of the Issuer held by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of the 7,500 shares of the Issuer held by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 99,874 shares of the Issuer, which include the 92,374 shares held by Oppenheimer-Spence and the 7,500 shares held by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:

  Oppenheimer-Spence Financial Services Partnership L.P. - 92,374
  Oppenheimer-Close International, Ltd. - 7,500
  Oppvest, LLC* - 92,374
  Oppvest II, LLC* - 7,500
  Philip V. Oppenheimer* - 99,874
  Carl K. Oppenheimer* - 99,874

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of the 92,374 shares of the Issuer held by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of the 7,500 shares of the Issuer held by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 99,874 shares of the Issuer, which include the 92,374 shares held by Oppenheimer-Spence and the 7,500 shares held by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5
Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6
Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.
Not applicable.
Item 8
Identification and Classification of Members of the Group.
Not applicable.
Item 9
Notice of Dissolution of Group.
Not applicable.
Item 10
Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPPENHEIMER-SPENCE FINANCIAL SERVICES PARTNERSHIP L.P.
Date: January 27, 2012

By:     Carl K. Oppenheimer, Managing Member of Oppvest, LLC, the General Partner

By:
/s/ Carl K. Oppenheimer
Name: Carl K. Oppenheimer
Oppvest, LLC
119 West 57th Street, Suite 1515
New York, NY 10019

OPPENHEIMER-CLOSE INTERNATIONAL, LTD.
Date: January 27, 2012

By:     Carl K. Oppenheimer, Managing Member of Oppvest II, LLC, the Investment Advisor

By:
/s/ Carl K. Oppenheimer
Name: Carl K. Oppenheimer
Oppvest II, LLC
119 West 57th Street, Suite 1515
New York, NY 10019

OPPVEST, LLC
Date: January 27, 2012

By:     Carl K. Oppenheimer, Managing Member

By:
/s/ Carl K. Oppenheimer
Name: Carl K. Oppenheimer
Oppvest, LLC
119 West 57th Street, Suite 1515
New York, NY 10019

OPPVEST II, LLC
Date: January 27, 2012

By:     Carl K. Oppenheimer, Managing Member

By:
/s/ Carl K. Oppenheimer
Name: Carl K. Oppenheimer
Oppvest II, LLC
119 West 57th Street, Suite 1515
New York, NY 10019

PHILIP V. OPPENHEIMER
Date: January 27, 2012

By:     Philip V. Oppenheimer

By:
/s/ Philip V. Oppenheimer
Name: Philip V. Oppenheimer
Oppvest, LLC
119 West 57th Street, Suite 1515
New York, NY 10019

CARL K. OPPENHEIMER
Date: January 27, 2012

By:     Carl K. Oppenheimer

By:
/s/ Carl K. Oppenheimer
Name: Carl K. Oppenheimer
Oppvest, LLC
119 West 57th Street, Suite 1515
New York, NY 10019